CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 22 April 2008
ING Group GMS adopts 2007 Annual Accounts
The General Meeting of Shareholders (GMS) of ING Groep N.V. today adopted the 2007 Annual Accounts and declared a total dividend for 2007 of EUR 1.48 per (depositary receipt for an) ordinary share. The dividend, as announced on 20 February 2008, represents an increase of 12% from EUR 1.32 for 2007. Taking into account the interim dividend of EUR 0.66 made payable in August 2007, the final dividend amounts to EUR 0.82 per (depositary receipt for an) ordinary share to be paid fully in cash. ING’s shares will be quoted ex-dividend as of 24 April 2008 and the final dividend will be made payable 5 May 2008 on NYSE Euronext Amsterdam and on 12 May 2008 on the NYSE.
In addition, the GMS approved the reappointment of Eric Boyer de la Giroday (Head of Wholesale Banking) and Eli Leenaars (Head of Retail Banking) as members of the Executive Board.
The GMS also appointed Harish Manwani, Aman Mehta, Joan Spero and Jackson Tai to the Supervisory Board. The required approvals were obtained from the Dutch Central Bank at an earlier stage. In addition, Eric Bourdais de Charbonnière has been reappointed to the Supervisory Board.
As announced on 19 March 2008, Luella Gross Goldberg retired from the Supervisory Board.
As per 22 April, the Supervisory Board of ING Group consists of:

Jan Hommen, Chairman	Wim Kok
Eric Bourdais de Charbonnière, Vice-Chairman	Godfried van der Lugt
Henk Breukink	Harish Manwani
Peter Elverding	Aman Mehta
Claus Dieter Hoffmann	Joan Spero
Piet Hoogendoorn	Jackson Tai
Piet Klaver	Karel Vuursteen
The GMS also appointed Ernst & Young Accountants as the sole auditor of the company to audit the Annual Accounts for the financial years 2008 to 2011.
Furthermore, the GMS authorised the cancellation of all preference A shares purchased by ING Groep N.V. as well as the redemption and cancellation of the preference A shares which are not held by the company, which follows the public offer made for the (depositary receipts for) preference A shares as announced on 5 March 2008.

Press enquiries
Press enquiries
Carolien van der Giessen, ING Group
+31 20 541 6522
Carolien.van.der.Giessen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.